      As filed with the Securities and Exchange Commission on May 15, 2002

                                                     Registration No. 333-76620
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 AMENDMENT NO. 3

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------

                           PROBUSINESS SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             ----------------------

              DELAWARE                                                               94-2976066
  (STATE OR OTHER JURISDICTION OF            4125 HOPYARD ROAD                    (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)           PLEASANTON, CA 94588               IDENTIFICATION NUMBER)
                                              (925) 737-3500

               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             ----------------------

                                THOMAS H. SINTON
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                             CHIEF EXECUTIVE OFFICER
                           PROBUSINESS SERVICES, INC.
                                4125 HOPYARD ROAD
                              PLEASANTON, CA 94588
                                 (925) 737-3500

            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                             ----------------------

                                    Copy to:
                               ELIZABETH R. FLINT
                        WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                             ----------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_______________

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED


                  (SUBJECT TO COMPLETION, DATED MAY 15, 2002)


PROSPECTUS

                                3,733,334 SHARES

                           PROBUSINESS SERVICES, INC.

                                  COMMON STOCK

                              --------------------

        This prospectus relates to the public offering by some of our current stockholders, which is not being underwritten, of 3,733,334 shares of our common stock. The selling stockholders purchased the shares offered under this prospectus in a private placement with the first closing held in December 2001 and the second closing held in February 2002.


        The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of the shares. See "Plan of Distribution" beginning on page 17.



        Our common stock is listed on the Nasdaq National Market under the symbol "PRBZ." The last reported sale price of our common stock on May 14, 2002 was $19.62 per share.

        INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                              --------------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------


                         Prospectus dated May  , 2002.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Where You Can Find More Information............................................2
Incorporation Of Certain Information By Reference..............................3
Forward-Looking Statements.....................................................4
Probusiness Services, Inc......................................................4
Risk Factors...................................................................6
Use of Proceeds...............................................................14
Selling Stockholders..........................................................14
Plan Of Distribution..........................................................17
Legal Matters.................................................................18
Experts ......................................................................18

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.

        In this prospectus "ProBusiness," "we," and the "Company" refer to ProBusiness Services, Inc.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of this offering.

    (1) Our Annual Report on Form 10-K, for the fiscal year ended June 30, 2001, filed on September 28, 2001;

    (2) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001;

    (3) Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, filed on February 14, 2002;


    (4) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 13, 2002;



    (5) Our Current Report on Form 8-K dated January 7, 2002, filed on January 7, 2002, and as amended by the Current Report on Form 8-K/A filed on February 19, 2002;



    (6) The description of our common stock contained in our registration statement on Form 8-A filed on September 4, 1997; and



    (7) The description of our preferred stock purchase rights contained in our registration statement on Form 8-A filed on August 17, 2001, as amended by the registration statement on Form 8-A/A filed on January 8, 2002.


        Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed part of this prospectus except as so modified or superseded.

        You may request, a copy of these filings, at no cost, by writing or telephoning us at the following address:

        Investor Relations
        4125 Hopyard Road
        Pleasanton, California 94588
        (925) 737-3500

                           FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and actual actions or results may differ materially. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those set forth herein under "Risk Factors" as well as those noted in the documents incorporated herein by reference. We undertake no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise, unless required by law. Readers should, however, carefully review the risk factors included in other reports or documents filed by us from time to time with the SEC.

                           PROBUSINESS SERVICES, INC.


        We are a leading provider of comprehensive administrative outsourced services to large employers nationwide, providing solutions that include corporate employee payroll processing, payroll tax filing and other critical human resources, or HR, and benefits functions. Our comprehensive and integrated outsourced payroll processing and tax filing solution has expanded to include a multitude of other similarly integrated products including payroll administration, HR Service and benefits administration, including the enrollment and processing of flexible benefits plans and COBRA benefits, and Web-based self-service applications for employers which allow employees to access personal information and perform routine administrative tasks online such as viewing current and historical paychecks, changing a direct deposit authorization and verifying paid time off balances. These services are combined into a single, technology platform combining sophisticated transaction processing and Internet-enabled workstations to form a comprehensive HR outsourcing product. We derive our revenue from fees charged to clients for services and income earned from investing payroll tax funds. During fiscal year 2001, we processed 37 million paychecks for employees, filed over 3.5 million Form W-2s with the Internal Revenue Service and managed the flow of over $90 billion in payroll and tax collections.


        Below is a description of our services:

        PAYROLL PROCESSING. We process time and attendance data to calculate and produce employee paychecks, direct deposits and reports for our clients. Our clients receive paychecks and reports within approximately 24 to 48 hours of our receipt of their electronically submitted data. Our system is highly configurable to meet the specialized and, often times, complex needs of large employers, yet maintains the ability to provide high-volume processing. The system integrates easily with the client's general ledger, HR, and time and attendance systems. In addition, we offer many sophisticated features, including the automatic enrollment and tracking of paid time off, prorating of compensation for new hires and integrated garnishment processing.

        PAYROLL TAX FILING. We calculate and collect contributed employer and employee payroll tax funds from clients and deposit such funds with tax authorities when due. We also file all payroll tax returns and reconcile the client's account. Additionally, we will represent the client before tax authorities in disputes or inquiries. A substantial portion of our existing payroll clients utilize our payroll tax service.

        HR SERVICE. Our HR Service support a client in tracking and reporting employee information including job and salary events and history, benefit plan enrollment, leave of absence, education and skills, disciplinary actions, performance and worker's compensation incidents. HR data can be transferred to the payroll services system to eliminate the need for duplicate data entry.

        BENEFITS ADMINISTRATION SERVICES. Our benefits administration services include flexible benefits enrollment and processing, COBRA administration, and consolidated billing and eligibility tracking. These services include data management, reconciliation, transaction processing, employee inquiry management and client service.

        COMPREHENSIVE OUTSOURCING. Our Comprehensive Outsourcing service offering, which includes payroll administration, serves as an extension of our client's business as we fully manage employee inquiries and other departmental administrative functions for payroll, HR and benefits in addition to our traditional back-office processing services. When a client adopts Comprehensive Outsourcing service offering, we assume the management of such transactional administration as the recording and verification of time, the issuance of manual checks, the enrollment of employees in flexible spending benefit programs and the auditing and balancing of payroll.

        WEB-BASED SELF-SERVICE APPLICATIONS. Our self-service applications provide employers with a complete range of employee relationship management applications. Employers have a Web-based tool, which not only facilitates HR and payroll processes, but also allows employees to utilize self-directed administration services such as viewing current and historical paychecks, changing a direct deposit authorization, activating a new authorization or terminating an existing authorization, verifying paid time off balances, reviewing time taken in previous pay periods, accessing information related to and dates of company events, changing W-4 information, downloading state tax forms and accessing W-2 records.


        We were incorporated in California in October 1984 and reincorporated in Delaware in September 1997. Our executive offices are located at 4125 Hopyard Road, Pleasanton, California 94588, and our telephone number is (925) 737-3500.

                                  RISK FACTORS

        You should carefully consider the risks described below, together with other information contained in or incorporated by reference into this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be seriously harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.


RISKS RELATED TO OUR BUSINESS


        We have sustained a history of operating losses and may not achieve profitability in the future. We have experienced significant operating losses since our inception. Historically, we have incurred operating losses due to continued investments in client acquisition costs and research and development. We also incurred costs associated with expanding our sales efforts, service offerings and operations to new geographic regions. As of March 31, 2002, we had an accumulated deficit of $120.0 million. While our current target is to achieve profitability for FY2003, we may fail to achieve profitability by such time and it is possible that we may never achieve or sustain profitability in the future. Failure to generate profit would harm our financial condition and results of operations.

        Investment risks, such as interest rate fluctuations, could harm our business. We invest funds, including payroll tax funds transferred to us by our clients, in short-term, top-tier, high quality financial instruments. Among other instruments, we invest in overnight U.S. government direct and agency obligations, commercial paper and institutional money market funds. Our investments are subject to credit risks and interest rate fluctuations. For example, if borrowers fail to meet the terms of their obligations under financial instruments in which we have invested, we would be liable for any losses on those investments. Interest income earned from the investment of client payroll tax funds represents a significant portion of our revenue. As a result, interest rate fluctuations could significantly impact our results of operations. For example, our future results may be adversely affected as a result of recent declines in interest rates. We have historically entered into interest rate swap agreements to minimize the impact of interest rate fluctuations. However, these swap agreements will not protect us from all interest rate risks. In some circumstances, if interest rates rise, we would have payment obligations under our interest rate swap agreements, and these payments may exceed the interest we earn on deposited funds. Any payment obligation under our swap agreements could harm our results of operations. If we default under our swap agreements, the default could result in acceleration and setoff by the bank of all outstanding contracts under the swap agreements and could result in cross-defaults of other debt agreements. Additionally, if the party to our swap agreements fails to meet the terms of its obligations under our executed swap agreements, all amounts hedged under the swap agreements would then be subject to market interest rate fluctuation and the swap agreements could become ineffective. In the future, we may increase or reduce the level of funds hedged with interest rate swap agreements. If we do decrease our level of investments covered under interest rate swap agreements, we could be subject to greater interest rate fluctuations. Any of these consequences could harm our business and financial condition.

        Our operating results have fluctuated, and will continue to fluctuate, from quarter to quarter, and negative fluctuations could materially lower the price of our common stock. Our quarterly operating results have fluctuated in the past and will continue to fluctuate in the future depending on a variety of factors, including the following:

        - interest rates;

        - a reduction in the number of employees of our clients;

        - the decision of one or more clients to delay or cancel implementation or ongoing services;

        - the number and size of new clients starting services;

        - seasonality;

        - our ability to timely design, develop, introduce and implement services and features for new and existing services;

        - services offerings provided by competitors:

        - costs associated with strategic acquisitions and alliances or investments in technology;

        - the success of strategic acquisitions, alliances or investments;

     - costs to transition to new technologies;

     - expenses incurred for geographic expansion;

     - risks associated with the administration of third-party funds for our payroll tax and benefits administration services;

     - price competition; and

     - general economic factors.


     A substantial majority of our operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. As a result, we may not be able to timely cut costs in response to any decrease in revenue. For example, any decision by a client to delay or cancel our services, or our under-utilization of personnel, may cause significant variations in operating results and could result in additional losses for the applicable quarters. Additionally, as we secure larger clients, the time and expense required to implement our services increases, which could contribute to larger fluctuations in results of operations.

     The general condition of the United States economy and the current weakness in the economy has and will continue to affect our business. These effects have taken the forms of declines in interest rates, client staff reductions, strikes, and acquisitions of our clients by other companies, among others. In addition, potential clients and existing clients are also less likely to switch service providers and in some cases are delaying or postponing purchasing decisions. These factors could result in the reduction of the aggregate amount of payroll that we process and the amount of interest that we earn on such funds. In addition, the general condition of the United States economy is affected by social, political and military conditions, including terrorist threats and acts and any response by the United States to such threats and acts. Our future revenue and results of operations may vary substantially. In some future quarter our results of operations could be below the expectations of public market analysts and investors, which could cause the market price of our common stock to decrease dramatically.

     We need to incur substantial expenses to gain more clients and expand our offerings, but we may not realize profits from these expenses. Our ability to achieve profitability will depend in part upon our ability to attract and retain new clients, offer new services and features and achieve market acceptance of new services. Establishing new client relationships is a time-consuming and expensive process. It generally takes three to twelve months or longer, and implementing our services generally takes an additional three to nine months or longer. These sales cycles may lengthen as the economy continues to weaken. As we acquire each new client, we incur substantial client acquisition costs, which consist primarily of sales and implementation expenses and, to a lesser extent, marketing expenses. We incur these costs in advance of revenue, and we cannot guarantee how long it will take to fully recoup these costs. If we cannot maintain our historically high client retention rate, our return on customer acquisition cost will be significantly lower. As we expand our service offerings, we incur substantial operating costs associated with hiring the management and building the operational infrastructure. We may not realize profits from these investments, and failure to do so would harm our financial condition and results of operations.


     We incur substantial costs investing in new technologies but may fail to successfully introduce new offerings. We will incur substantial costs in developing or acquiring new technologies and in deploying new services and features to our clients. These costs include costs associated with acquiring in-process technology and amortization expenses related to intangible assets and costs of additional personnel. If we cannot develop or acquire and successfully introduce new services and new features of existing services in a cost-effective manner, our business will suffer. We have spent and will continue to spend significant time and money in the development of our next generation core payroll processing system, GOLDEN GATE, and in the development and staffing of our outsourced employee administrative services offering, Comprehensive Outsourcing. We may not successfully develop this service or the underlying system on a timely basis. Even if successfully developed, our ability to realize profits from these investments still depend on our ability to acquire and retain a critical number of clients. We only recently began offering Comprehensive Outsourcing to clients and have minimal experience in selling, implementing and providing the related services. Our inability to successfully sell, implement or provide these and other new services on a timely basis to existing or potential clients could harm our growth strategy as well as our core operations.

     Failure to develop new services and enhancements to existing services may render our offerings obsolete and harm our business. Our industry involves increasingly sophisticated and varied needs of clients, frequent new service and feature introductions and emerging industry standards. The introduction of services with new technologies and the emergence of new industry standards and practices can render existing services obsolete and unmarketable. Our future success will depend in part on our ability to develop or acquire advanced technologies and enhance our existing services with new features. We will also need to add new services that address the changing needs of our clients and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. If we cannot meet these needs in a timely manner, our business will suffer. In addition, several of our competitors invest substantially greater amounts in research and development than we do, which may allow them to introduce new services or features before we do and therefore capture additional market share.

     Our revenue and expenses vary seasonally, and our stock price may fluctuate correspondingly. We face significant seasonality in our industry. Our revenue has fluctuated dramatically from quarter to quarter. We realize the largest percentage of annual revenue in our third and fourth fiscal quarters, primarily due to new clients beginning services in the beginning of the tax year (our third fiscal quarter) and higher interest income earned on higher amounts of payroll tax funds invested. Our operating expenses typically are higher as a percentage of revenue in the first and second fiscal quarters. This results partly from our increasing personnel to acquire new clients and to implement and provide services to these new clients, particularly a large percentage of new clients that begin services in the third quarter. Seasonal fluctuation in our revenue and expenses, especially unexpected fluctuation, could cause volatility or a decrease in the price of our common stock.

     Major catastrophes and other similar problems may cause us to lose client data and materially adversely interrupt our operations. We currently conduct substantially all of our payroll and payroll tax processing at our headquarters in Pleasanton, California. We divide the payroll printing and finishing between our Pleasanton and Irvine, California facilities. The Irvine facility serves both as an alternative processing center and a backup payroll center. We conduct our Comprehensive Outsourcing operations in Bothell, Washington. We do not have a benefits administration back-up facility. For each payroll client, we establish a complete set of payroll data at our Pleasanton processing center, as well as at the client's site. In the event of a disaster in Pleasanton, each client would have the ability to process payroll checks based on the data they have at their own site, if necessary. In addition, we have developed business continuity plans for each of our mission-critical business units. Our disaster recovery procedures, however, may not be sufficient, and the payroll data recovered at the client site may not be sufficient to allow the client to calculate and produce payroll in a timely fashion.

     Our operations depend on our ability to protect our computer systems against damage from a major catastrophe (such as an earthquake or other natural or man-made disaster), fire, power loss, security breach, telecommunications failure or similar event. The precautions we have taken to protect ourselves from or minimize the impact of these and other events may be inadequate. Any damage to our data centers, failure of telecommunications links or breach of the security of our computer systems could result in an interruption of our operations, including a loss of data. Our insurance may not cover these losses.


     The loss of personnel may lead to loss of clients and proprietary information. Our success depends on the performance of our senior management and other employees. The loss of the services of any senior management or other employees, particularly key employees in our research and development group, or a significant number of our account management employees who work directly with our clients, could harm our business. If one or more of these employees resigns to join or form a competitor, our business could suffer due to the loss of personnel and any resulting loss of existing or potential clients. In addition, we may be unable to prevent the unauthorized disclosure or use of our technical knowledge, practices, procedures or client lists by the former employee. Disclosure of this information could harm our business.

     Our success depends on our ability to compete effectively in the marketplace. The market for our services is intensely competitive. It is also subject to change and affected by new service and technology introductions and other market activities of industry participants. In payroll processing and tax filing, we primarily compete with several public and private service providers such as Automatic Data Processing, Inc. and Ceridian Corporation. Many of these companies have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition and a larger number of clients than we do. In addition, some of these companies offer more services or features than we do and have processing facilities located throughout the United States. We also compete with in-house employee services departments and, to a lesser extent, banks and local payroll companies. With respect to benefits administration services, we compete with insurance companies, benefits consultants and other local benefits outsourcing companies. We may also compete with companies that market related products and services that may offer payroll or administrative services in the future. We have experienced, and expect to continue to experience, competition from new entrants into our markets. Increased competition from these and other competitors will result in pricing pressures, loss of market share or loss of clients, any of which could harm our business. We believe the principal competitive factors affecting our market include the following:

     - system functionality and performance;

     - system and service flexibility;

     - breadth of service offering;

     - client service;

     - reputation and experience; and

     - service cost.

     Our inability to compete successfully will harm our business and results of operations. Additionally, a significant portion of our historic revenue growth resulted from new client acquisition. A majority of our new clients have historically come from our competitors. If we would have to rely more on clients that are moving from in-house operations to outsourcing, this could change our sales timeframe and our customer acquisition costs.

     Our success depends on our ability to manage growing and changing operations. Our growth strategy has focused on serving large employers that have more than 1,000 employees. These employers are sophisticated and have complex needs. As our business has grown significantly in size and complexity over the past five years, the growth has placed, and will continue to place, significant demands on our management, systems, internal controls and financial and physical resources as we must expand them to handle the substantially increased volume and complexity of the services we provide to large employers. We also plan to continue spending on research and development, invest in new equipment and make other capital expenditures. In addition, we expect that we will need to further develop our financial and managerial controls, reporting systems and procedures to accommodate future growth. Our failure to expand successfully in any of these areas in an efficient manner would harm our business.

     Changes in governmental policies could reduce the need for our service offerings or otherwise harm our business. Our services, particularly tax filing and benefits plan administration, depend upon government regulations that continually change. Failure to timely implement corresponding changes to our services and technology would harm our business and results of operations. Changes in regulations could also reduce or eliminate the need for our services and substantially decrease our revenue. In addition, since we derive a significant portion of our revenue from interest earned from investing collected but unremitted payroll tax funds, changes in policies relating to withholding federal or state income taxes, reductions in the time allowed to remit tax payments owed to government authorities, or tax cuts harm our business and results of operations. The federal government's recent disaster relief for taxpayers, which delays the due date for certain taxes, as well as recent tax cuts and other measures approved by the federal government, could harm our business and results of operations by reducing the amount of collected but unremitted payroll tax funds and delaying the collection of, and correspondingly, the interest we would earn on these funds.

     We may make errors and omissions in performing our services, which could subject us to fines and harm our reputation. We have made errors and omissions in the past and may make errors and omissions in performing our services. For example, we may underpay taxes on behalf of our clients, or we may file benefits plan forms late. In addition to client liability, governmental authorities may impose large cash penalties on our errors and omissions and may preclude us from doing business in the relevant jurisdiction. These errors and omissions are often not identified for several years following the provision of the services, and there may be a significant delay between the time an error or omission occurs and when a penalty is imposed. To date, penalties have not been significant. However, liabilities associated with penalties for errors and omissions that occurred in the past and those that may occur in the future could harm our business and results of operations. Our reserves or insurance for any penalties may not adequately protect us. Errors and omissions may also damage our reputation and could harm our relationships with existing clients and our ability to gain new clients.


     Our employees may violate our relationship of trust with our clients and lead to lawsuits against us. We have access to confidential information and to client funds. Actions taken by our employees in breach of our relationships with our clients may damage the clients' businesses. For example, if one or more of our employees violates confidentiality agreements or misappropriate funds, our clients may assert claims against us. Our fidelity bond and errors and omissions insurance may not adequately cover claims like these. Claims of these types could damage our client relationships and harm our business and financial condition.

     We may need to raise additional capital that might not be available and, if it is, may cause our stockholders to experience dilution. We may choose to raise additional capital to fund our investments and/or operations through public or private equity or debt financing. We cannot assure you that additional financing will be available if needed on acceptable terms, or at all. If additional capital is needed and not available, we may need to change our business strategy or reduce our operations. If we raise additional funds by issuing equity securities, our stockholders will experience dilution.

     Acquisitions and investments, especially unsuccessful ones, could harm our financial results. We have in the past and intend in the future to make additional acquisitions and investments. Future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities. Furthermore, strategic acquisitions or investments may not be successfully integrated into our existing operations, or we may not realize the anticipated benefits. If unsuccessful, they could harm our business and financial condition.

     We rely on third party couriers, whose failure to deliver paychecks to our clients would harm our business. We depend on third-party courier services to deliver paychecks to clients. We do not have formal written agreements with any of the courier services that we use. These courier services have failed in the past and may fail in the future to pick up or deliver the paychecks in a timely fashion. This failure could occur as a result of many factors, including employee strikes, storms or other adverse weather conditions, earthquakes or other natural or man-made disasters, logistical or mechanical failures or accidents. Failure to deliver client paychecks in a timely manner could damage our reputation and harm our business.

     Failure to improve our systems to accommodate our geographic expansion would harm our business. Our ability to achieve significant future revenue growth will in large part depend on our ability to gain new clients throughout the United States. Growth and expansion have placed and will continue to place a strain on our operating and financial systems. To accommodate the increased number of transactions and clients and the increased size of our operations, we need to continue to implement and improve our systems on a timely basis.

     We may not have taken all necessary steps to protect our intellectual property. Our success depends in part upon our proprietary software technology. We rely on a combination of contract, copyright and trade secret laws to establish and protect our proprietary technology. We have no patents, patent applications or registered copyrights. We distribute our services under software license agreements that grant clients licenses to use our services and contain various provisions protecting our ownership and the confidentiality of the applicable technology. We generally enter into confidentiality agreements with our employees and confidentiality and/or license agreements with existing and potential clients. We also limit access to and distribution of our software, documentation and other proprietary information. The steps taken to protect our proprietary technology may not be adequate to deter misappropriation. Even if they are, third parties may develop similar or competing technologies independently.

     Claims from third parties relating to infringement of intellectual property could harm our business. We cannot guarantee that our services and technology do not infringe any existing patents, copyrights or other proprietary rights of others. Third parties may assert infringement claims against us in the future, which could require us to incur substantial costs of defense and divert management attention. Any resulting liabilities could also harm our business or results of operations.

     Our stock price has fluctuated and is likely to continue to fluctuate. The market price of our common stock has been and is likely to continue to be highly volatile. Our stock price could fluctuate in response to various factors, including the following:

     - quarterly variations in operating results;

     - announcements of technological innovations or new services by us or our competitors;

     - market conditions in the information services industry;

     - trading volume of our common stock, including transactions by our large institutional stockholders;

     - changes in securities analysts' estimates of our financial performance and that of our competitors; and

     - changes in our competitors' stock prices.


     Many of these factors are outside our control. We have filed a registration statement to which this prospectus relates to cover the resale of shares sold in our private placement. Our stock price will likely decrease if any of the selling stockholders or their transferees sell a significant number of shares covered by the registration statement to which this prospectus relates. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology and services companies. These fluctuations are sometimes unrelated to the operating performance of these companies. The market price of our common stock could decline as a result of these broad market fluctuations.


     A handful of our stockholders have significant control over our company, and their interests may differ from yours. As of March 31, 2002, our directors, executive officers, and affiliated stockholders together controlled approximately 32% of our voting stock. If these stockholders acted or voted together, they would have the power to exercise a significant influence over the election of our directors. They would also have significant control over other matters requiring stockholder approval, including the approval of major corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of the stockholders. Furthermore, the interests of these stockholders may not always coincide with the interests of our company or other stockholders.

     Holders of our preferred stock have rights senior to holders of our common stock, including the right to receive dividends that will dilute the ownership of holders of common stock. In August 2000, we sold 1,132,075 shares of Preferred Stock to entities affiliated with General Atlantic Partners, LLC. In the event of a merger or acquisition, the holders of the Preferred Stock will receive $26.50 per share before any amounts may be paid to holders of our common stock. The holders of the Preferred Stock also will receive cumulative dividends at an annual rate of 6.9% in the form of additional shares of Preferred Stock. At March 31, 2002 there were 115,229 additional shares of Preferred Stock accrued as dividends distributable. Therefore, the longer our Preferred Stock is outstanding, the more dilution the holders of our common stock will experience.

     Our charter documents and Delaware law could make an acquisition of our company difficult, even if an acquisition may benefit our stockholders. Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. In particular, our certificate of incorporation provides for three classes of directors. Each director in each class is elected for a three-year term, and a different class is elected each year. These provisions make it difficult for a third party to gain control of our board of directors.

     We recently adopted a preferred stock rights plan, which has anti-takeover effects. We have adopted a preferred stock rights plan. The plan has the anti-takeover effect of causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. The existence of the plan could limit the price that certain investors might be willing to pay in the future for shares of our common stock and could discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable.

                                 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale from time to time of the shares offered by this prospectus. All proceeds from the sale of the shares offered by this prospectus will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

                              SELLING STOCKHOLDERS


        The following table sets forth as of May 6, 2002, the names of the selling stockholders, the number of shares of common stock that each selling stockholder beneficially owns, the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of common stock to be held by each selling stockholder assuming the sale of all the common stock offered hereby. None of the selling stockholders has held any position or office or had a material relationship with us within the past three years other than as described below or as a result of the ownership of our securities.


        The selling stockholders may distribute their shares, from time to time, to their limited and/or general partners or members, who may sell shares pursuant to this prospectus. The selling stockholders may also transfer shares owned by them by gift or pledge, and upon such transfer the donee or pledgee, as the case may be, would have the same right of sale as the selling stockholders. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

        The shares being offered for sale by the selling stockholders were acquired in a private placement with the first closing held in December 2001 and the second closing held in February 2002. The purchase agreement used in connection with the private placement provides that no later than 30 days following the first closing, we will file a registration statement on Form S-3 to enable the resale of the shares purchased by the selling stockholders in the private placement and that we will use all reasonable efforts to cause the registration statement to be declared effective as promptly as possible after filing. We also agreed to cause the registration statement to remain effective until the earlier of (i) the second anniversary of the first closing or (ii) such time as the shares included in the registration statement have been sold.

                                                  SHARES BENEFICIALLY OWNED                           SHARES BENEFICIALLY OWNED
                                                    PRIOR TO OFFERING(1)         NUMBER OF SHARES          AFTER OFFERING(1)
          NAME OF SELLING STOCKHOLDER               NUMBER        PERCENT        BEING OFFERED(2)       NUMBER        PERCENT
          ---------------------------            ------------   ------------     ----------------    ------------   ------------
Bessemer Sand Hill Investor's Fund(3)                 133,000              -             60,000            73,000              -
Bessemer Sand Hill Investor Fund II(3)                212,100              -            115,000            97,100              -
Blue Ridge Limited Partnership(4)                   1,000,000            3.5%           200,000           800,000            2.8%
Cypress International Partners Limited(5)             180,300              -            180,300                 0              -
Far West Capital Partners, L.P.(6)                    140,000              -            130,000            10,000              -
GAP Coinvestment Partners II, L.P.(7)                 152,307              -            152,307                 0              -
GapStar, LLC(7)                                        83,333              -             83,333                 0              -
GAPCO GmbH & Co. KG(7)                                  2,027              -              2,027                 0              -
General Atlantic Partners 74, L.P.(7)               1,095,667            3.9%         1,095,667                 0              -
Glenhill Capital L.P.(8)                              205,488              -             80,726           124,762              -
Glenhill Capital Overseas Partners Ltd.(9)             50,212              -             19,274            30,938              -
Lone Balsam, L.P.(10)                                 122,919              -             39,500            83,419              -
Lone Cypress, Ltd.(10)                              1,274,278            4.5%           409,500           864,778            3.1%
Lone Sequoia, L.P.(10)                                102,690              -             33,000            69,690              -
Lone Spruce, L.P.(10)                                  56,013              -             18,000            38,013              -
Robert G. Schiro                                       40,000              -             40,000                 0              -
T. Rowe Price New Horizons Fund, Inc.                 725,000            2.6%           625,000           100,000              -
The Cypress Partners, L.P.(5)                         310,300            1.1%           310,300                 0              -
The Fox Investment Fund(11)                            81,800              -             37,700            44,100              -
The Glynn Emerging Opportunity Fund(3)                 79,600              -             30,000            49,600              -
The Hare Investment Fund, L.P.(11)                     22,400              -             13,200             9,200              -
W.M. Keck Foundation(11)                              100,000              -             58,500            41,500              -
                                                 ------------                      ------------      ------------
TOTAL                                               6,169,434                         3,733,334         2,436,100



--------------
(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 28,201,568 shares of common stock outstanding as of April 17, 2002.


(2) This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(3) Glynn Capital Management LLC is the investment manager of these entities and thus is deemed to beneficially own the shares held by these entities. Steve Rosston, managing member of Glynn Capital Management LLC, exercises voting and investment power with respect to the shares.


(4) JAG Holdings, LLC is the general partner of this entity and thus is deemed to beneficially own the shares held by this entity. John Griffin, managing member of JAG Holdings, LLC, exercises voting and investment power with respect to the shares.


(5) Cypress Funds LLC is the general partner of these entities and thus is deemed to beneficially own the shares held by these entities. Philip Treick, the portfolio manager, exercises voting and investment power with respect to the shares.

(6) Far West Capital Management, LP is the general partner of this entity and thus is deemed to beneficially own the shares held by this entity. Robert
      G. Schiro, general partner of Far West Capital Management, LP, exercises voting and investment power with respect to the shares.


(7) GAP Coinvestment Partners II, L.P. ("GAPCO II"), GapStar, LLC, ("GapStar"), GAPCO GmbH & Co. KG ("GAPCO KG"), and General Atlantic Partners 74, L.P. ("GAP 74"), are the record holders of these shares and are part of a group for purposes of Rule 13d-5 of the Exchange Act. The group includes General Atlantic Partners, LLC ("GAP LLC"), General Atlantic Partners 39, L.P. ("GAP 39"), General Atlantic Partners 59, L.P. ("GAP 59"), General Atlantic Partners 70, L.P. ("GAP 70"), General Atlantic Partners 73, L.P. ("GAP 73"), GAP 74, GAP Coinvestment Partners, L.P. ("GAPCO I"), GAPCO II, GapStar, GAPCO KG and GAPCO Management GmbH ("GmbH Management"). As of the date hereof, GAP LLC, GAP 39, GAP 59, GAP 70, GAP 73, GAP 74, GAPCO I, GAPCO II, GapStar, GAPCO KG and GmbH Management (collectively, the "GA Group") each owns of record no shares of Common Stock, 1,851,009 shares of Common Stock, no shares of Common Stock, no shares of Common Stock, no shares of Common Stock, 1,095,667 shares of Common Stock, 323,190 shares of Common Stock, 152,307 shares of Common Stock, 83,333 shares of Common Stock, 2,027 shares of Common Stock and no shares of Common Stock, respectively, or 0.0%, 6.6%, 0.0%, 0.0%, 0.0%, 3.9%, 1.1%, 0.5%, 0.3%, 0.0% and 0.0%, respectively, of our issued and outstanding shares of Common Stock. In addition, as of the date hereof, GAP 70 owns 915,515 shares of our 6.9% Senior Redeemable Convertible Preferred Stock ("Preferred Stock") convertible into 951,566 shares of Common Stock (excluding any accrued but unpaid dividends), GAPCO II owns 145,805 shares of Preferred Stock convertible into 151,547 shares of Common Stock (excluding any accrued but unpaid dividends) and GapStar owns 70,755 shares of Preferred Stock convertible into 73,541 shares of Common Stock (excluding any accrued but unpaid dividends), respectively, or 3.3%, 0.5%, and 0.3%, respectively, of our issued and outstanding Common Stock. The holders of Preferred Stock are currently entitled to elect one of our class II directors. The general partner of GAP 39, GAP 59, GAP 70, GAP 73 and GAP 74 is GAP LLC. GAP LLC is also the managing member of GapStar. GmbH Management is the general partner of GAPCO KG. The managing members of GAP LLC are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William
      E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). David C. Hodgson is one of our directors. The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO I and GAPCO II. By virtue of the fact that
      (i) the GA Group beneficially owns approximately 61% of the membership interests of InterPro Holdings, LLC ("InterPro Holdings") and may designate 50% of the managers of the Board of Managers of InterPro Holdings, (ii) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO I, GAPCO II and GapStar, (iii) GAP LLC is the general partner of GAP 39, GAP 59, GAP 70, GAP 73 and GAP 74 and the managing member of GapStar and (iv) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by GAPCO KG, the GA Group may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned by each member of the GA Group and InterPro Holdings. InterPro Holdings owns of record 1,000,000 shares of Common Stock. Accordingly, as of the date hereof, each member of the GA Group may be deemed to own beneficially an aggregate of 5,684,187 shares of Common Stock or 20.2% of our issued and outstanding shares of Common Stock. Each member of the GA Group has the shared power to direct the vote and the shared power to direct the disposition of the 5,684,187 shares of Common Stock that may be deemed to be owned beneficially by each of them. Mr. Hodgson disclaims beneficial ownership of the securities owned by the GA Group and InterPro Holdings except to the extent of his pecuniary interest therein.


(8) GJK Capital Management, LLC is the general partner of this entity and thus is deemed to beneficially own the shares held by this entity. Glenn J. Krevlin, managing member of GJK Capital Management, LLC, exercises voting and investment power with respect to the shares.

(9) Glenhill Overseas Management LLC is the investment manager of this entity and thus is deemed to beneficially own the shares held by this entity. Glenn J. Krevlin, managing member of Glenhill Overseas Management LLC, exercises voting and investment power with respect to the shares.


(10) Lone Pine Capital LLC is the investment manager of these entities and thus is deemed to beneficially own the shares held by these entities. Stephen
      F. Mandel, Jr., managing member of Lone Pine Capital LLC, exercises voting and investment power with respect to the shares. The aggregate number of shares owned by these entities is 1,555,900, which represents 5.5% of our outstanding common stock.


(11) Aesop Capital Partners, LLC is the investment manager of these entities and thus is deemed to beneficially own the shares held by these entities. Philip Treick, the portfolio manager, exercises voting and investment power with respect to the shares.

                              PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered or sold from time to time by the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledgees, donees, transferees of, or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges, including the Nasdaq National Market, or in the over-the-counter market or otherwise, at market prices prevailing at the time, at negotiated prices, or at fixed prices, which may be changed. The selling stockholders may effect such transaction by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

        - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

        - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

        - an exchange distribution in accordance with the rules of the exchange;

        - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

        -      in privately negotiated transactions.

        To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

        In connection with distributions of the shares offered hereby or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

        The selling stockholders may negotiate and pay broker-dealers or agents commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate. However, the selling stockholders and any broker-dealers or agents involved in the sale or resale of the shares offered hereby may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may be deemed to be underwriting compensation under the Securities Act.

        In order to comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares offered hereby in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        In connection with our registration of the resale of the shares offered by this prospectus, we and the selling stockholders agreed to a cross-indemnification of each other and our respective controlling persons against specific liabilities in connection with the offer and sale of the shares, including liabilities under the Securities Act.

        We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions, discounts and transfer taxes, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

        We cannot assure you that the selling stockholders will sell all or any of the shares of common stock offered pursuant to this prospectus.

                                  LEGAL MATTERS

        The validity of the common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                     EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule incorporated by reference in our Annual Report on Form 10-K for the year ended June 30, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                3,733,334 SHARES



                           PROBUSINESS SERVICES, INC.



                                  COMMON STOCK



                                   ----------

                                   PROSPECTUS

                                   ----------



                                 May ___, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the SEC registration fee.


SEC registration fee ...................   $      6,027
                                           ------------
Accounting fees and expenses ...........         66,000
                                           ------------
Legal fees and expenses ................         85,000
                                           ------------
Printing costs .........................         20,000
                                           ------------
Miscellaneous ..........................         10,000
                                           ------------
      Total ............................   $    187,027
                                           ============


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

CERTIFICATE OF INCORPORATION

        Our certificate of incorporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the corporation or its stockholders for monetary damages arising out of his conduct as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

        - for any breach of their duty of loyalty to the corporation or its stockholders,

        - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

        - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

        - for any transaction from which the director derived an improper personal benefit.

BYLAWS

        Our bylaws provide that our directors and officers shall be and our employees and agents may be indemnified against expenses including attorneys' fees, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising out of their status as our agent. Our bylaws also allow us to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, against any liability arising out of the person's status as such, whether or not we would have the power to indemnify the person under Delaware law.

INDEMNIFICATION ARRANGEMENTS

        We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and certain settlement amounts actually and reasonably incurred by any such person in any action, suit or proceeding, including any action by or in our right, arising out of such person's services as one of our directors or officers, any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

ITEM 16. EXHIBITS

      EXHIBIT
      NUMBER                         DESCRIPTION
      -------                        -----------
        4.1*   Common Stock Purchase Agreement (incorporated by reference to the
               Registrant's Current Report on Form 8-K/A dated January 7, 2002, filed on February 19, 2002).

        5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.

        23.1   Consent of Ernst & Young LLP, independent auditors.

        23.2*  Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).

        24.1*  Power of Attorney (contained on Page II-4).

--------------
* Previously filed.

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on May 15, 2002.

                                   PROBUSINESS SERVICES, INC.

                                   By: /s/ Steven E. Klei
                                       -----------------------------------------
                                   Name:  Steven E. Klei
                                   Title: Executive  Vice President, Finance,
                                   Chief Financial Officer and Secretary

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:


                NAME                                            TITLE                           DATE
                ----                                            -----                           ----
/s/ Thomas H. Sinton*                        President, Chief Executive Officer and         May 15, 2002
------------------------------------         Director (Principal Executive Officer)
          Thomas H. Sinton


/s/ Steven E. Klei                           Executive Vice President, Finance, Chief       May 15, 2002
------------------------------------         Financial Officer and Secretary
           Steven E. Klei                    (Principal Financial Officer)


/s/ Glenda M. Citragno*                      Vice President, Finance and Chief Accounting   May 15, 2002
------------------------------------         Officer (Principal Accounting Officer)
         Glenda M. Citragno


/s/ William T. Clifford*                     Director                                       May 15, 2002
------------------------------------
        William T. Clifford


/s/ David C. Hodgson*                        Director                                       May 15, 2002
------------------------------------
          David C. Hodgson


/s/ Ronald W. Readmond*                      Director                                       May 15, 2002
------------------------------------
         Ronald W. Readmond


/s/ Thomas P. Roddy*                         Director                                       May 15, 2002
------------------------------------
          Thomas P. Roddy


*By: /s/ Steven E. Klei
------------------------------------
        Steven E. Klei
        Attorney-in-Fact

                                  EXHIBIT INDEX


    EXHIBIT
     NUMBER    EXHIBIT TITLE
    -------    -------------
      4.1*     Common Stock Purchase Agreement (incorporated by reference to the
               Registrant's Current Report on Form 8-K/A dated January 7, 2002, filed on February 19, 2002).

      5.1*     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.

      23.1     Consent of Ernst & Young, LLP, independent auditors.

      23.2*    Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).

      24.1*    Power of Attorney (see page II-4 of this Form S-3).


-----------
* Previously filed.




                                      II-5